K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 27, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:    First Investors Income Funds
First Investors Cash Management Fund, First Investors Limited Duration
High Quality Bond Fund, First Investors Government Fund, First
Investors Investment Grade Fund, First Investors Strategic Income Fund,
First Investors International Opportunities Bond Fund, First Investors
Floating Rate Fund and First Investors Fund For Income
File Nos. 002-89287 and 811-03967
Post-Effective Amendment No. 72

Ladies and Gentlemen:

We have acted as counsel to First Investors Income Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 72 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

cc:            Mary Carty
 Mary Najem
    First Investors Management Company, Inc.